Innovation Beverage Group Limited
29 Anvil Road
Seven Hills, NSW 2147
Australia

September 20, 2022

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sherry Haywood and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 3 to the Registration Statement on Form F-1
File No. 333-266965
Filed September 15, 2022

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on September 15, 2022. Amendment No. 4 is an exhibits-only amendment and responds to the comment letter received on September 19, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the comments of your letter followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 and all references to page numbers in such responses are to page numbers in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-1 Summary

Legal Opinion, page II-5

1.	We note the disclosure on page 102 that the ordinary shares underlying the warrants are being registered under this registration statement. Please have counsel revise the Exhibit 5.1 legal opinion to:

●	Clearly disclose that the offering includes the ordinary shares underlying the underwriter’s warrants.
●	Remove assumptions (h), (i), (j) and (l). Counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities or assume that the registrant is not in bankruptcy.
●	Clearly opine that the ordinary shares underlying the warrants will be, when sold, legally (or validly) issued, fully paid and non-assessable.
●	Revise the opinion to address whether the ordinary shares are non-assessable based on the meaning of that term under U.S. law.

In addition, please list Australian legal counsel’s consent in the exhibit list. Although the consent is not filed as a separate document, you may list it, then refer to its location in the legal opinion filed as Exhibit 5.1. Refer to See Staff Legal Bulletin No. 19 and Item 601(b)(23) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and has made the requested revisions.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc: Darrin Ocasio